14501 N Fwy

Fort Worth, Texas 76177

May 13, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Sarah Sidwell

Re:	Farmer Bros. Co.
Registration Statement on Form S-3
File No. 333-283765
Filed December 12, 2024
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Farmer Bros. Co. (the “Registrant”) hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”), as amended by the Pre-Effective Amendment No. 1 to the Registration Statement filed on May 8, 2025, so that it will be declared effective at 10:00 a.m. Eastern Time on May 15, 2025, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Tatjana Paterno at (615) 742-7928.

Very truly yours,

Farmer Bros. Co.

By:	/s/ Jared Vitemb
Jared Vitemb
VP, General Counsel, Secretary, and Chief Compliance Officer